Mail Stop 7010

                                                May 1, 2006


Mr. Charles L. McNairy
Avatar Holdings Inc.
201 Alhambra Circle
Coral Gables, Florida 33134


	RE:	Avatar Holdings Inc.
      Form 10-K for the fiscal year ended December 31, 2005
		Filed March 15, 2006
      File #1-7395


Dear Mr. McNairy:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

Item 1. Business - Real Estate Operations, page 5
1. In future filings, please revise your disclosure concerning backlog either here or in Item 7 to quantify the amount of backlog not reasonably expected to be filled within the current fiscal year.
Refer to Item 101(c)(1)(viii) of Regulation S-K.

Item 7. Management`s Discussion and Analysis of Financial Condition and Results of Operations
Disclosure of Contractual Obligations, page 36
2. In future filings, please revise to include the cash requirements for the interest on your debt in your tabular presentation or a footnote thereto. If you provide a textual discussion, the discussion should quantify the related cash requirements using the same time frames stipulated in the table. Refer to footnote 46 to Release No. 33-8350, "Interpretation: Commission Guidance Regarding
Management`s Discussion and Analysis of Financial Condition and Results of Operations."

Item 8. Financial Statements and Supplementary Data
Note A. Summary of Significant Accounting Policies
Property, Plant and Equipment, page 53
3. In future filings, please separately disclose the estimated useful lives for each major class of your depreciable assets, as seen in Note D. We believe this disclosure will help your readers to better understand the timing of future depreciation expense

Revenues, page 54
4. We read on page 17 that you will begin development and sales of the Frenchman`s Yacht Club condominiums in 2006. Please confirm to us that you will recognize this revenue in accordance with paragraph
37 of SFAS 66, and disclose your revenue recognition policy for condominiums in future filings.
5. We note your additional disclosures concerning revenue recognition on page 20. In light of your statement on page 7 that the majority of homes purchased from you are financed through third-party lenders providing mortgage financing, please explain to us in more detail the circumstances under which you recognize revenue from homesite sales using the installment method.

Stock-Based Compensation, page 55
6. Your tabular presentation of pro forma net income appears to indicate that stock-based compensation expense would have been less under the fair value method than the amount you recorded in your income statement under the intrinsic value method, despite the fact that the intrinsic value method assigned no compensation expense to your stock options. Please educate us further on this matter.




Note D. Property, Plant and Equipment, page 60
7. We read in Note A that amenities owned by you are capitalized as
Property, Plant and Equipment. Please tell us, and disclose in future filings if significant, the book value of amenities that were capitalized at December 31, 2005 and 2004.

Note E. Estimated Development Liability for Sold Land, page 60
8. We read that this liability primarily relates to utilities improvements you are obligated to make for over 8,000 previously sold homes. Please confirm to us that you estimated the liability associated with each home and recognized the related expense at the time these homes were sold.

Note G. Notes, Mortgage Notes and Other Debt, page 64
9. Please tell us what consideration you have given to whether the conversion option in your 4.5% Convertible Senior Notes is an embedded derivative which should be bifurcated from the Notes.
Reference SFAS No. 133 and EITF 00-19.

Item 9A. Controls and Procedures, page 78
10. We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective to provide reasonable assurance that you record, process, summarize and report the information required to be disclosed in reports filed under the Exchange Act within the
specified time periods.   Please confirm to us, and revise future
filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective for the purpose of ensuring that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be. See Exchange Act Rule 13a-15(e).

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-
3747,
Jennifer Thompson, Staff Accountant, at (202) 551-3737 or, in
their
absence, to the undersigned at (202) 551-3768.
      .


							Sincerely,




							John Cash
							Accounting Branch Chief


Mr. Charles L. McNairy
Avatar Holdings Inc.
May 1, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE